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[CITIZENS
BANK LOGO]





February 28, 2006

Dear Mr. Nolan:

This letter includes our company's response to the comment letter from the SEC staff dated January 20, 2006.

Management's Discussion and Analysis

Asset Quality, page 27

1. We refer to prior comment 2 in our letter dated December 15, 2005. We read the discussion regarding the allowance for loan losses which you plan to include in your next annual report on Form 10-KSB. Please explain in your response letter your process for determining the component(s) of the allowance for loan losses which is specific to certain individual problem loans, or tell us why you do not consider such a process necessary. Please revise your proposed discussion as necessary.

2. As a related matter, please revise your disclosure to clarify how you are considering the additional risks of future losses which cannot be quantified precisely or attributed to particular loans in your determination of the current allowance for loan losses, and provide additional discussion as necessary in your response letter. For example, in the fourth paragraph of your proposed discussion, you cite the state of the local economy as an uncertainty that affects management's judgment as to the adequacy of the allowance. However, it is unclear how management is using this risk of future losses in determining the losses currently inherent in the loan portfolio.

3. We refer to prior comment 4. We also noted in your proposed discussion that the losses for which the allowance has been described as other than probable. For example, the description "potential" is used in the first paragraph of the proposed discussion. Please remove such desriptions from your disclosures regarding the allowance for loan losses, as the guidance provided by FAS 5 and FAS 114, as amended, does not prescribe accruals for potential, possible, or future losses.

Response: Questions 1-3: We will include the following revised discussion in the next 10KSB.

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Allowance for Loan Losses

     The allowance for loan losses is maintained at a level that is deemed appropriate by management to adequately cover all known and inherent risks in the loan portfolio. Our evaluation of the loan portfolio includes a periodic review of loan loss experience, current economic conditions that may affect the borrower's ability to pay and the underlying collateral value of the loans.

     The allowance for loan losses represents management's assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. Management analyzes the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain a level considered adequate to absorb anticipated loan losses. In assessing the adequacy of the allowance, management reviews the size, quality and risk of loans in the portfolio. Management also considers such factors as our loan loss experience, the amount of past due and nonperforming loans, specific known risk, the status and amount of nonperforming assets, underlying collateral values securing the loans, current and anticipated economic conditions and other factors which affect the allowance for credit losses. An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by the loan committee on a quarterly basis.

     Our allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks, regulatory agencies may require a bank to make additional provisions to its allowance for loan losses when, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management.

     The calculation of the allowance for loan losses is divided into specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful or substandard. Specific allocations are provided for these problem loans in amounts which we believe are sufficient to cover any potential collateral shortfall. The general component covers non-classified loans and is based on historical loss experience. The historical loss ratios are periodically updated based on actual charge-off experience. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

     While it is our policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise. Our evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions.

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Form 1Q-OSB filed May 13, 2005, August 15, 2005, and November 14, 2005

Exhibit 31 - Certifications


4. We refer to prior comment 6. Please file a Form 10-QSB/A on EDGAR for each of your fiscal 2005 quarters, and revise Exhibit 31 to indicate that the officer is signing as both the principal executive officer and principal financial officer. Please also advise the certifications which will be filed in your Forms 10-QSB/A to comply with all requirements under Item 601(b)(31) of Regulation S-B as referenced on prior comment 5.

Response: We have filed a revised Form 10-KSB/A on EDGAR for each of our fiscal 2005 quarters to include the title presented FROM "President/Chief Executive Officer" TO "President/Chief Executive Officer and Acting Chief Financial Officer".



We Citizens Bank of Effingham acknowledge the following:

     1. We are responsible for the adequacy and accuracy of the disclosure in the filing.

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

     3. We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Laura Hendrix
Vice President of Operations (912) 754-0754